UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___ )
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
(703) 480-3600
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit	Description

99.1	Press Release dated February 6, 2006 titled Lafarge North America Confirms Receipt of Proposal From Lafarge S.A.